EXHIBIT 12.1
Ameren Corporation
Computation of Ratio of Earnings to Fixed Charges
(Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2009	2010	2011(a)	2012	2013
Earnings available for fixed charges, as defined:
Net income from continuing operations attributable to Ameren Corporation	$359,040	$513,579	$431,213	$515,491	$512,055
Income from equity investee	—	—	—	—	(57)
Tax expense based on income	145,835	294,037	254,269	307,319	311,288
Fixed charges excluding capitalized interest and preferred stock dividends tax adjustment (b)(c)	552,547	542,676	492,058	478,998	455,574
Amortization of capitalized interest (c)	3,301	3,484	3,544	3,435	1,477
Earnings available for fixed charges, as defined	$1,060,723	$1,353,776	$1,181,084	$1,305,243	$1,280,337
Fixed charges, as defined:
Interest expense on short-term and long-term debt (b)	$509,407	$502,032	$456,724	$440,590	$415,465
Capitalized interest (c)(d)	12,798	5,852	2,920	13,069	17,076
Estimated interest cost within rental expense	8,341	8,593	8,196	8,039	8,189
Amortization of net debt premium, discount, and expenses	24,925	23,773	21,110	23,926	25,477
Subsidiary preferred stock dividends	9,874	8,278	6,028	6,443	6,443
Adjust preferred stock dividends to pretax basis	5,271	4,753	3,561	4,529	4,116
Total fixed charges, as defined	$570,616	$553,281	$498,539	$496,596	$476,766
Consolidated ratio of earnings to fixed charges	1.86	2.45	2.37	2.63	2.69

(a)
In 2011, Ameren Corporation recorded a charge to earnings of $89 million related to an Ameren Missouri loss on regulatory disallowance. See Note 1 – Summary of Significant Accounting Policies under Part II, Item 8, of this Form 10-K for additional information.

(b)	Includes net interest related to uncertain tax positions.

(c)	All capitalized interest is associated with discontinued operations.

(d)	Excludes allowance for funds used during construction.